United States securities and exchange commission logo





                               May 14, 2024

       Nils Ollquist
       Chief Executive Officer
       Brookmount Explorations, Inc.
       1 East Liberty Suite 500
       Reno, NV 89501

                                                        Re: Brookmount
Explorations, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 2, 2024
                                                            File No. 024-12392

       Dear Nils Ollquist:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed May 2, 2024

       Cover Page

   1. We note your disclosure that the per share public offering price of the shares to be sold by the Selling
Shareholders will be the then-prevailing market price. Please note that at-the-
                                                        market offerings are
not permitted under Regulation A. Accordingly, please revise your disclosure on the cover
page and elsewhere to clarify that the selling shareholders will sell shares at a fixed price
or within a bona fide price range. Please also disclose the fixed price or bona fide
price range in the offering circular. Please also clarify that the company and the selling
shareholders will sell their shares at the same fixed price for the duration of the offering. Refer to
Rule 251(d)(3)(ii) of Regulation A. Please also revise the tabular disclosure on your
cover page to include the shares being offered for resale. Refer to Item
                                                        1(e) to Part II of Form
1-A.
 Nils Ollquist
FirstName  LastNameNils
Brookmount    Explorations,Ollquist
                            Inc.
Comapany
May        NameBrookmount Explorations, Inc.
     14, 2024
May 14,
Page 2 2024 Page 2
FirstName LastName
Summary Information, page 3

2. Please update the number of common shares, shareholders of record and closing price in the last paragraph under "The Company" on page 3 as of the most recent practicable date
         (stating the date used).
Selling Shareholders, page 15

3. Please revise the bottom of your table to describe what percent of the pre-offering outstanding shares the offering represents. Refer to Item 5(d) to Part II of Form 1-A.
4. For AES Capital Management, LLC and Seminal Church, please disclose the persons who have sole voting or shared voting or investment power of such shares registered for resale. See Item 5(d) and the Instruction to Item 5(d) thereof to Part II of Form 1-A. If any such persons are affiliates, please also revise Part 1, Item 4 of Form 1-A as necessary to disclose if the proposed offering involves the resale of securities by affiliates of the issuer.
Determination of Offering Price, page 17

5. Please advise how 25% of the issued and outstanding shares of common stock was calculated, given the number of outstanding shares before the offering was
         100,601,280 and the number of shares issued and outstanding after the offering will be
         125,601,280, per page 5.
Dilution, page 18

6. Please update your entire Dilution table to reflect the Assumed offering price of $0.02 per share, as indicated on page 5. Additionally, net tangible book value should be as of the most recent balance sheet date and shares outstanding should be as of the most recent practicable date (stating the date used).
Part II and III
Description of Property , page 24

7. We are unable to locate the Talawan and Alason properties using the coordinates and descriptions provided. Please advise.

         We suggest including insets with the Talawan and Alason maps showing the general geographic location of the properties, along with the inclusion of latitude and longitude references around the perimeter of these maps.
8. Please disclose the aggregate annual production for the properties during each of the three most recently completed fiscal years as required by Item 1303(b)(2)(ii) of Regulation S-K.
 Nils Ollquist
FirstName  LastNameNils
Brookmount    Explorations,Ollquist
                            Inc.
Comapany
May        NameBrookmount Explorations, Inc.
     14, 2024
May 14,
Page 3 2024 Page 3
FirstName LastName
9. Please include a statement identifying each material property and include the following information for each material property, consistent with Item 1304 of Regulation S-K:
             a brief description of your mineral rights including the number and size (acreage) of the titles, claims, concessions, mineral rights, leases or options, a description of work that you have completed on the property, a brief description of the type of mining occurring on the property and the associated
             equipment,
             the total cost or book value of the property, and a brief description of any significant encumbrances to the property, including
             permitting.
10. Please disclose the capacity and utilization for each of your processing facilities, as required by Instruction 1 to Item 102 of Regulation S-K.
11. We note that you have disclosed the results of historical exploration results on page 31 of your filing. Please note that the disclosure of exploration results, mineral resources, or mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person, pursuant to Item 1302(a)(1) of Regulation
         S-K. Please revise to remove the historical exploration results until they have been reviewed and accepted by a qualified person.
Description of Property, page 25

12. We note that the Alason Property/Project is operated as a joint venture, where the
         Company receives 30% of the net revenue from production. Please provide disclosure in your financial statements for this investment, as required by ASC 323-10-50. In this regard, we note that the disclosures on page F-10 indicate that Land Usage Rights associated with the Alason Property/Project were recorded at cost and accounted for as an
         asset on the Company   s balance sheet. Please advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

13. We note your discussion of the cash flows from operating activities on page 36 for the periods presented merely recites the numbers from the financial statements. Please revise your discussion to address the underlying reasons for the material fluctuations between periods in quantitative and qualitative terms.
Compensation of Directors and Executive Officers, page 39

14.      Stock Awards total $4,000,000, not $2,750,000. Please revise.
15. Please advise how Total compensation of $4,240,000 is recorded in the financial statements. In this regard, Selling, general and administrative expenses for the year ended
         November 30, 2023 totals $1,642,000 on page F-13. Additionally, please provide the disclosures required by ASC 718-10-50 in regards to the Stock Awards. Nils Ollquist
Brookmount Explorations, Inc.
May 14, 2024
Page 4
16. We note your response to prior comment 11 and reissue it in part. Please revise your total compensation column to disclose the total cash and non-cash compensation paid to your directors and executive officers during the last fiscal year ended November 30, 2023. For example, the "Total Compensation" column for Christopher Lim, Errin Kimball and Officers and Directors as a group does not appear to equal the total of the cash and non-cash compensation otherwise disclosed.
Security Ownership of Management and Certain Securityholders, page 40

17. Please update the beneficial ownership table as of the most recent practicable date. Refer to Item 12(a) to Part II of Form 1-A. Please also revise your table to show both the holdings of "Frederick Kempson" and "All officers and directors as a group (3 persons)"
         as the share holdings of both are on the same line of your table.

Securities Being Offered, page 41

18. Update the number of shares of common stock outstanding and issued in the second paragraph to that as of the most recent practicable date (stating the date used).
         Additionally, update the number of shareholders of record under Market Price, Dividends, and Related Stockholder Matters, as applicable. Finally, update the last sale price of the
         Company   s common stock to that sold on April 3, 2024 for $0.02 per share disclosed
         under Private Offering of Common Stock on page 37.
Unaudited Consolidated Statement of Changes in Stockholders' Equity, page F-3

19.      Please clarify or revise the title of the line item    Income for the
period,    as "Income for
         the period" is not representative of the amounts presented. Please also address the same issue on page F-13.
Unaudited Consolidated Statements of Cash Flows, page F-4

20. We note from pages F-4 and F-15 that you present Net cash flows provided by operating activities but you label the line item as Net cash used in operating activities. Please clarify or revise accordingly. To the extent applicable, please disclose on the respective pages the amount of interest and income taxes paid during the periods presented. In addition, disclose the information about all investing and financing activities during the period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period. Refer to ASC 230-10-50-2 and 50-3.
21. Please advise as to why non-affiliate loans is an operating activity and not a financing activity. See ASC 230-10-45. Also, revise the line item Receivable from Non-Affiliate on
FirstName LastNameNils Ollquist
       page F-12 to conform the line item with the interim financial statements and the statement
Comapany    NameBrookmount
       of cash flows.         Explorations, Inc.
May 14, 2024 Page 4
FirstName LastName
 Nils Ollquist
FirstName  LastNameNils
Brookmount    Explorations,Ollquist
                            Inc.
Comapany
May        NameBrookmount Explorations, Inc.
     14, 2024
May 14,
Page 5 2024 Page 5
FirstName LastName

1. Summary of Significant Accounting Policies, page F-5

22. Please update 1.4 Reverse Acquisition Accounting on pages F-5 and F-16 to indicate that the historical financial statements have been replaced, rather than will be replaced to avoid confusion.
Summary of Significant Accounting Policies, page F-5

23. We note your response to prior comment 13. However, we note you provide interim financial statements for the three months ended and as of February 28, 2024. Please clarify your response or revise to provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.
24. We note your response to prior comment 15. Please revise your financial statements to comply with ASC 830 in order for your financial statements to be prepared in accordance with generally accepted accounting principles in the United States (US
GAAP). Refer to
         Form 1-A of the General Rules (a)(2) of Part F/S.
25. We note under 1.11 Income Taxes on page F-9 you disclose that because the Company does not generate revenue in the US, it is not required to submit a US tax return. Please explain your basis for this position and confirm that you have accounted for all taxes due for the relevant periods.
2. Investment in Talawaan Project, page F-10

26. Please explain to us how the Investment in Talawaan Project on the balance sheet of
         $500,000 relates to the wholly owned property summary detailed on pages 24 and 28-29.
         It is unclear whether the $500,000 paid to acquire the property relates to this amount. In this regard, expand the disclosure on pages 28-29 to detail these operating agreements. We also note that these are described as long term operating agreements with exclusive land usage rights. Address the difference between these land usage rights and those related to the Alason Project and others and why this amount is not included under Land Usage
         Rights in the balance sheet.
4. Funds held by Joint Venture for reinvestment, page F-10

27. We note the description indicates that the funds are held by a joint venture for reinvestment, including for recapitalization and expansion of the joint venture mining assets and capital equipment. Additionally, Note 5, Receivable Due from Non-Affiliate on page F-20 indicates that the balance due is from the Talawaan Project Joint Venture partner to the Company. However, on page 24, the Talawaan property is noted to be wholly owned, with no indication of a joint venture on pages 28-29. Please advise. If a joint venture, please provide disclosures in your financial statements for this investment, as required by ASC 323-10-50.
 Nils Ollquist
Brookmount Explorations, Inc.
May 14, 2024
Page 6
9. Events After the Reporting Period, page F-11

28. We note your response to prior comment 16. We re-issue the comment. Please disclose the 13,750,000 shares sold and issued on April 3, 2024 disclosed on page 37 and any other shares issued subsequent to February 28, 2024. Refer to ASC 855-10-50-2. Exhibits

29. Please have counsel revise the legal opinion to additionally opine as to the 13,750,000 shares of common stock to be offered by the selling stockholders. Refer to Staff Legal
      Bulletin 19, Section II.B.2.h.
General

30.   We note your response to prior comment 19, including added disclosure in your
      Management   s Discussion and Analysis of Financial Condition and Results
of Operations
      regarding the convertible notes and the shares issued thereunder, and well as other stock issuances made as part of an exempt private offering. However, we did not observe similar revisions in Item 6 to Part I, which continues to disclose 307,500 total securities issued within one year before the filing of the Form 1-A, for proceeds of $307,500. Please revise or advise.
31. In response to comment 18, you disclose the appointment of two new members of your board of directors, Rodney Johnston and Jeff Pittman, both of whom are residents and citizens of the U.S. Thus, you discuss in your response letter, one-half
of the Company   s
      directors (Mr. Johnston, Mr. Pittman, and Mr. Kimball, a Canadian) are resident in North
      America. However, we note that your CEO Nils A. Ollquist and CFO Christopher Lim appear based outside the U.S or Canada. Please confirm whether the issuer s officers, partners, or managers primarily direct, control and coordinate the issuer s activities from the United States or Canada, and, if so, identify these individuals, their positions with the issuer and the current location(s) where they conduct their activities for the issuer.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman at 202-551-3610.
Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameNils Ollquist
                                                             Division of
Corporation Finance
Comapany NameBrookmount Explorations, Inc.
                                                             Office of Energy &
Transportation
May 14, 2024 Page 6
cc:       Joe Laxague
FirstName LastName